FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION
L. B. Foster Company Voluntary Investment Plan
Years ended December 31, 2001 and 2000
with Report of Independent Auditors

                              L. B. Foster Company
                            Voluntary Investment Plan

                              Financial Statements
                         and Other Financial Information


                     Years ended December 31, 2001 and 2000




                                    Contents

Report of Independent Auditors...........................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................   2
Statement of Changes in Net Assets Available for Benefits................   3
Notes to Financial Statements............................................   4

Other Financial Information

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)........... 10

                         Report of Independent Auditors


Plan Administrator
L. B. Foster Company
Voluntary Investment Plan

     We have audited the accompanying statements of net assets available for benefits of L. B. Foster Company Voluntary Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2001 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

June 10, 2002


                              L. B. Foster Company
                            Voluntary Investment Plan

                 Statements of Net Assets Available for Benefits


                                                          December 31
                                                     2001              2000
-------------------------------------------------------------------------------

Assets
Investments at fair value                         $34,487,003       $38,458,799
Participant loans                                     498,971           448,625
-------------------------------------------------------------------------------
                                                   34,985,974        38,907,424

Receivables:
 Employee                                              78,006            81,165
 Employer                                             104,921           370,690
 Other                                                    113               490
-------------------------------------------------------------------------------
                                                      183,040           452,345
-------------------------------------------------------------------------------
Net assets available for benefits                 $35,169,014       $39,359,769
===============================================================================
See accompanying notes.

                              L. B. Foster Company
                            Voluntary Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001
Additions:
 Investment (loss) income:
   Interest and dividends                                            $ 806,512
   Net realized/unrealized depreciation in investment fair value    (3,952,936)
-------------------------------------------------------------------------------
 Total investment loss                                              (3,146,424)

 Contributions:
   Employee                                                          1,608,347
   Employer                                                            577,999
-------------------------------------------------------------------------------
 Total contributions                                                 2,186,346
-------------------------------------------------------------------------------
                                                                      (960,078)

Deductions:
 Benefit payments                                                    3,230,677
-------------------------------------------------------------------------------
                                                                     3,230,677
-------------------------------------------------------------------------------

Decrease in net assets available for benefits                       (4,190,755)
Net assets available for benefits, beginning of year                39,359,769
-------------------------------------------------------------------------------
Net assets available for benefits, end of year                     $35,169,014
===============================================================================
See accompanying notes.

                              L. B. Foster Company
                            Voluntary Investment Plan

                          Notes to Financial Statements

                                December 31, 2001


1. Description of Plan

The following brief description of the L. B. Foster Company Voluntary Investment Plan (the Plan) as amended effective January 1, 1999 is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan extended to all eligible salaried employees of L. B. Foster Company (the Company) who have attained age 18. The L.
B. Foster Company Employee Benefits Policy and Review Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant may elect to make pretax contributions ranging from 2% to 10% of annual compensation subject to Internal Revenue Code limitations. A participant who elects to make pretax contributions of at least the maximum amount subject to company matching can also elect to make additional voluntary contributions on an after-tax basis provided, however, that the sum of the pretax and voluntary employee contributions does not exceed 15% of the participant's annual compensation. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom funds until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant's discretion.

Beginning the first of the month following twelve months of employment, the Company provides a 50% match of the participant's primary contribution on the first 4% to 6% of annual compensation, based on years of service, as defined by the Plan. Beginning the first of the month following twelve months of employment, the Company contributes a fixed amount equal to 1% of eligible employees' annual compensation regardless of whether the employee elects to contribute to the Plan. Company contributions may be reduced by forfeitures that accumulate.

The Plan also requires an additional matching employer contribution of up to $.50 for each $1.00 of eligible pretax contributions based on a target ratio of the Company's annual pretax income to equity as defined in the Plan. Additional matching employer contributions were not required in 2001.

The Company, upon resolution of the Board of Directors, may make a discretionary additional contribution of an amount out of, but not in excess of, the Company's current or accumulated profits. Discretionary contributions of $70,000 were approved for 2001. The Company's contributions may be reduced by any forfeitures which accumulate from terminations of participants with nonvested employer contributions. No forfeitures were utilized to offset contributions in 2001. At December 31, 2001 and 2000, forfeitures of $109,800 and $12,348, respectively, were available to reduce future company contributions.

Vesting

A participant's vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant's account attributable to the participant's contributions and (b) that portion of the participant's account attributable to the Company's contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants are 100% vested in the Company's contributions after five years of eligible service or after attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant's vested account balance on the valuation date.

Withdrawals

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw his vested interest in the portion of his account attributable to matching, fixed and discretionary contributions, and related earnings.

Participants' Accounts

Each participant's account is credited with the participant's pretax and voluntary contributions, the participant's allocable share of company contributions, and related earnings of the funds. Participants' accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans

A participant may obtain a loan from the vested portion of his account, subject to spousal consent, if applicable. The loan proceeds (subject to a minimum of $1,000 and a maximum of $50,000) are deducted from the participant's account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 360 months. The loan carries an interest rate computed at the prime rate plus one-half percent. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies

Valuation of Investments

Mutual fund values are based on the underlying investments in securities. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that fixed rate date are valued at the average of the last reported bid and ask quotations. Loans receivable from participants are valued at cost which approximates fair value.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

As described above, the assets of the Plan are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of amounts disclosed as net assets available for benefits is dependent on the results of these markets.

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis. Contributions receivable are recorded among the available investment options based upon the participants' aggregate investment allocations in effect at the end of the plan year.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

3. Investments

Effective January 1, 1999, the Plan was amended to establish an investment option in which employees may invest contributions in L. B. Foster Company common stock. All profit sharing contributions occurring after the effective date will be directed into the L. B. Foster Company Stock Fund. Participants may subsequently transfer profit sharing contributions into other plan funds at their discretion. During 2001, the Company converted the L. B. Foster Company Stock Fund into a unitized stock fund. The unitized fund will be comprised of a 95% to 99% investment in L. B. Foster Company common stock with the remaining 1% to 5% invested in a short-term investment fund. As a result of the conversion, participant accounts receive units of participation in the fund rather than common shares. The conversion grants participants the added flexibility of executing daily transactions to increase or decrease participation in the fund that was not present under the prior fund structure.

For the year ended December 31, 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                 Net Realized/
                                                   Fair           Unrealized
                                                  Market         Appreciation
                                                   Value        (Depreciation)
                                               --------------------------------

 Fidelity Investments:
    Magellan Fund                               $  7,720,290     $ (1,202,459)
    Equity Income Fund                             2,834,987         (287,734)
    Growth and Income Fund                         5,046,509         (676,933)
    Government Income Fund                         2,168,979           24,700
    Asset Manager Fund                             1,288,268         (109,329)
    Low Price Stock Fund                             183,374            9,253
    Freedom 2000                                         279                -
    Freedom 2010                                     136,415              (73)
    Freedom 2020                                     166,671            2,134
    Freedom 2030                                       4,561              132
    Freedom 2040                                       9,288               83
    Managed Income Fund                              927,999                -
    Retirement Government Money Market Fund        4,941,431                -
    Spartan U.S. Equity Index Fund                 2,708,239         (410,169)
  Janus Worldwide Fund                             3,948,328       (1,390,404)
  Credit Suisse Emerging Growth Fund               1,088,355         (355,154)
  PIMCO Total Return Fund                                516              (15)
  L. B. Foster Company Stock Fund                  1,312,514          443,032
                                               --------------------------------
                                                $ 34,487,003     $ (3,952,936)
                                               ================================

The fair value of investments representing 5% or more of the Plan's assets at December 31, 2001 and 2000 is as follows:

                                                   2001                 2000
                                               --------------------------------

Fidelity Investments:
   Magellan Fund                               $ 7,720,290         $ 9,583,375
   Equity Income Fund                            2,834,987           3,136,194
   Growth and Income Fund                        5,046,509           6,047,373
   Government Income Fund                        2,168,979           1,993,344
   Retirement Government Money Market Fund       4,941,431           4,352,312
   Spartan U.S. Equity Index Fund                2,708,239           3,083,338
Janus Worldwide Fund                             3,948,328           6,037,891

4. Income Tax Status

The Plan has received a determination  letter from the Internal  Revenue Service
(IRS) dated September 18, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Transactions with Parties-in-Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan's administration are absorbed by the Company.

Other Financial Information

                              L. B. Foster Company
                            Voluntary Investment Plan

                      EIN: 25-1324733     Plan Number: 201

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001

Identity of Issue, Borrower,                                                             Shares        Fair Market
  Lessor or Similar Party                         Description of Investment               Held            Value
-------------------------------------------------------------------------------------------------------------------

Fidelity Investments*:
 Magellan Fund                                    Equities                                74,077      $  7,720,290
 Equity Income Fund                               Equities                                58,130         2,834,987
 Growth and Income Fund                           Equities                               135,006         5,046,509
 Government Income Fund                           Government obligations                 217,551         2,168,979
 Asset Manager Fund                               Equities, money market, bonds           83,114         1,288,268
 Low Price Stock Fund                             Equities                                 6,688           183,374
 Freedom 2000                                     Equity funds, fixed income funds            24               279
 Freedom 2010                                     Equity funds, fixed income funds        10,818           136,415
 Freedom 2020                                     Equity funds, fixed income funds        13,249           166,671
 Freedom 2030                                     Equity funds, fixed income funds           363             4,561
 Freedom 2040                                     Equity funds, fixed income funds         1,257             9,288
 Managed Income Fund                              Guaranteed investment contracts        927,999           927,999
 Retirement Government Money Market Fund          Government obligations, money
                                                    market securities                  4,941,431         4,941,431
 Spartan U.S. Equity Index Fund                   Equities                                66,640         2,708,239
Janus Worldwide Fund                              Equities                                90,062         3,948,328
Credit Suisse Emerging Growth Fund                Equities                                40,324         1,088,355
PIMCO Total Return Fund                           Fixed income securities                     49               516
-------------------------------------------------------------------------------------------------------------------
Total mutual funds                                                                                      33,174,489

L. B. Foster Company Stock Fund                   Interest-bearing cash                   62,707            62,707
                                                  Common stock                           277,735         1,249,807
-------------------------------------------------------------------------------------------------------------------
                                                                                                         1,312,514
-------------------------------------------------------------------------------------------------------------------

Outstanding participant loans                     Participant loans, interest rates
                                                  ranging from 5.5% to 10.5%,
                                                  various maturities ranging
                                                  from 2 to 30 years                                       498,971
-------------------------------------------------------------------------------------------------------------------
                                                                                                      $ 34,985,974
===================================================================================================================
*Party-in-interest

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            L. B. Foster Company
                                            Voluntary Investment Plan
                                            -----------------------------------
                                             (Name of Plan)



June 27, 2002                               By:/s/Stan L. Hasselbusch
                                            -----------------------------------
                                              Stan L. Hasselbusch
                                              President and
                                              Chief Executive Officer